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[VIVENDI UNIVERSAL LOGO]

                         VIVENDI UNIVERSAL ISSUES UPDATE
                         ON COMPANY'S REFINANCING NEEDS


PARIS, AUGUST 14, 2002 - Following a conference call with investors and journalists on the company's unaudited financial results for the first half of 2002 earlier today, Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] issued the following update relating to its refinancing needs:

Maturities of loans currently granted to Vivendi Universal and its subsidiaries total approximately 5.6 billion euros through the end of March 2003.

They principally include the following maturities:

         -        0.3 billion euros end August 2002

         -        0.4 billion euros in October 2002

         -        0.1 billion euros in December 2002

         -        1.6 billion euros on VUE, November 3, 2002

SUB-TOTAL         2.4 BILLION EUROS

         - 1.8 billion euros for early redemption of bonds convertible into VE shares (March 2003)

 TOTAL            4.2 BILLION EUROS

In addition, in July 2002, 0.8 billion euros of commercial paper and 0.6 billion of diverse financial debts were repaid.

In total, refinancing from July 2002 to March 2003 is expected to amount to 5.6 billion euros.

However, from August 14 to December 31, 2002, the only amounts that are anticipated to require refinancing total 2.4 billion euros, including 1.6 billion for VUE.

These needs will be covered by the current facility of 1 billion euros, which is expected to be increased to 3 billion euros before the end of September of 2002.

Additionally, the company has asked its banks to renew the 1.6 billion euro loan to VUE.

The financing already all in place, the credit facilities under negotiation and the asset disposals authorized by the Board of Directors will enable the company to meet its commitments.


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Important Disclaimer

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that new financing will not adequately satisfy all immediate or medium-term obligations; the risk that the level of debt reduction expected to be achieved as a result of certain restructurings or asset disposals will not materialize; the risk that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; the risk that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; changes in currency exchange rates; changes in global and local business and economic conditions; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal. Vivendi Universal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



      CONTACTS:

      MEDIA                           INVESTOR RELATIONS
      PARIS                           PARIS
      Antoine Lefort                  Laura Martin
      +33 (1).71.71.1180              917.378.5705
                                      Laurence Daniel
      NEW YORK                        +33 (1).71.71.1233
      Anita Larsen
      +(1) 212.572.1118               NEW YORK
      Mia Carbonell                   Eileen McLaughlin
      +(1) 212.572.7556               +(1) 212.572.8961